Exhibit 8.1

Principal Subsidiaries of the Registrant

Pricincipal Subsidiaries	Place of Incorporation
Kang Fu International Medical Co., Ltd.	Hong Kong
Yangzhou Huada Medical Device Co., Ltd.	People’s Republic of China
Jiangsu Yada Technology Group Co., Ltd.	People’s Republic of China
Jiangsu Huadong Medical Device Industrial Co., Ltd.	People’s Republic of China
Yangzhou Guanghui Medical Technology Co., Ltd.	People’s Republic of China